Hilton Group plc

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com

Hilton Ladbrokes LivingWell

Hilton Group plc

03 OCT -3 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 24 SEPTEMBER 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 128,670,358 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 8.14% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,132,700
CHASE NOMINEES LIMITED	2,964,400
STATE STREET NOMINEES LIMITED	3,769,018
STATE STREET BANK & TRUST COMPANY	2,557,100
LLOYDS BANK NOMINEES LIMITED	297,100
MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK	5,900
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	729,623
BROWN BROTHERS HARRIMAN	40,500
NORTHERN TRUST	209,100

dlw 10/6

LLOYDS BANK NOMINEES LIMITED	1,135,700
STATE STREET BANK & TRUST	301,400
J P MORGAN CHASE	401,300
CHASE MANHATTAN BANK LONDON	29,800,593
CHASE NOMINEES LIMITED	6,001,400
BANK OF NEW YORK LONDON	2,188,700
MELLON NOMINEES LIMITED	961,700
CREDIT SUISSE FST BOS ZURICH	28,900
NORTHERN TRUST	744,900
CHASE NOMINEES LIMITED	618,329
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	578,500
DEUTSCHE BANK	147,100
CITIBANK	1,154,700
BANKERS TRUST	332,900
HSBC	25,400
NORTHERN TRUST	31,000
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	2,002,470
CHASE MANHATTAN BANK LONDON	7,069,977
STATE STREET BANK & TRUST	4,479,899
BANK OF NEW YORK LONDON	20,180,600
CHASE NOMINEES LIMITED	996,513

DEUTSCHE BANK	1,479,676
NORTHERN TRUST	10,901,691
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,438,000
NATIONAL AUSTRALIA BANK	29,100
PICG	14,600
J P MORGAN	5,920,800
STATE STREET NOMINEES LIMITED	2,662,800
CITIBANK	836,800
MSS NOMINEES LIMITED	2,437,247
NORTRUST NOMINEES LIMITED	2,769,400
CHASE MANHATTAN BANK AG FRANKFURT	72,500
MORGAN STANLEY	1,564,600
BROWN BROTHERS HARRIMAN	298,500
BNP PARIBAS	209,722
TOTAL	128,670,358